China Yuchai International Extends Loan Agreement with
HL Global Enterprises Limited

Singapore, Singapore – February 11, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly-owned subsidiary Venture Lewis Limited (“VLL”) has entered into a loan agreement with HL Global Enterprises Limited (“HLGE”) (“2015 Loan Agreement”) for the extension of a loan of S$68,000,000 (“Loan”) to HLGE. The original amount of the Loan was S$93,000,000 which was granted to HLGE in February 2009 to refinance the zero coupon, unsecured, non-convertible bonds (“Bonds”) issued by HLGE in 2006 and which matured on July 3, 2009 (“Maturity Date”). However, the principal amount has been reduced to S$68,000,000 pursuant to partial repayments of S$10,000,000, S$8,000,000 and S$7,000,000 made by HLGE in February 2011, April 2012 and July 2013 respectively. The Company through another wholly-owned subsidiary, Grace Star Services Ltd., owns 48.9% of the issued ordinary shares of HLGE.

The unsecured Loan has, pursuant to the terms of the 2015 Loan Agreement, been extended for one year from July 2015 and is due for repayment in July 2016. Under the terms of the 2015 Loan Agreement, the interest payable will remain as the aggregate of a margin of 1.00% per annum and the 12-month Singapore Interbank Offer Rate expressed in a percentage rate fixed by the Association of Banks in Singapore for Singapore Dollars as of February 10, 2015. In the event the interest rate charged on external funds utilized by China Yuchai for their investment in HLGE is increased, the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the 2015 Loan Agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.

The Company’s Board of Directors approved the Loan extension after taking into account (i) the continued challenges facing HLGE’s hospitality operations in China from increasing competition and high operating costs which impacted on its results; (ii) the weak financial position of HLGE and its difficulties in obtaining financing from financial institutions; (iii) the need to provide support to HLGE to ensure its ability to continue as a going concern; and (iv) the continued efforts made by HLGE to explore potential opportunities to improve its financial position. This transaction has also been reviewed and approved by the Company’s audit committee who has determined that the terms of the Loan extension are fair and reasonable and are not prejudicial to the interests of the Company and its shareholders.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com